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Exhibit 5.1

HOGAN & HARTSON L.L.P.
COLUMBIA SQUARE
555 THIRTEENTH STREET, N.W.
WASHINGTON, D.C. 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910

June 14, 2002

Board of Directors
New Plan Excel Realty Trust, Inc.
1120 Avenue of the Americas, 12th Floor
New York, New York 10036

Gentlemen:

        We are acting as counsel to New Plan Excel Realty Trust, Inc., a Maryland corporation (the "Company"), in connection with the Company's registration statement on Form S-3 (File No. 333-67511) (the "Registration Statement"), filed with the Securities and Exchange Commission relating to the proposed public offering of up to $250,000,000 aggregate principal amount of the Company's 5.875% Senior Notes due June 15, 2007 (the "Notes"). This opinion letter is furnished to at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. §229.601(b)(5), in connection with the Registration Statement.

        For purposes of this opinion letter, we have examined copies of the following documents:

  1.
  An executed copy of the Registration Statement.

  2.
  Executed copy of the Indenture, dated as of February 3, 1999 (the "Indenture"), among the Company, New Plan Realty Trust and State Street Bank and Trust Company, as trustee (the "Trustee").

  3.
  Specimen copy of the Notes.

  4.
  The charter of the Company, as certified by the Maryland State Department of Assessments and Taxation on June 11, 2002, and as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect.

  5.
  The bylaws of the Company, as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect.

  6.
  Certain resolutions of the Board of Directors of the Company adopted at meetings held on October 8, 1998 and May 14, 2002, and of the Pricing Committee of the Company adopted at a special meeting held on June 11, 2002, relating to the sale and authorization of the Notes by the Company and arrangements in connection therewith (collectively, the "Resolutions"), as certified by the Secretary of the Company on the date hereof as being complete, accurate and in effect.

        In our examination of the aforesaid documents, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the accuracy and completeness of all documents submitted to us, the authenticity of all original documents, and the conformity to authentic original documents of all documents submitted to us as copies (including telecopies). This opinion letter is given, and all statements herein are made, in the context of the foregoing.

        For the purposes of this opinion letter, we have assumed that (i) the Trustee has all requisite power and authority under all applicable laws, regulations and governing documents to execute, deliver and perform its obligations under the Indenture and has complied with all legal requirements pertaining to its status as such status relates to the Trustee's right to enforce the Indenture against the Company, (ii) the Trustee has duly authorized, executed and delivered the Indenture, (iii) the Trustee is validly existing and in good standing in all necessary jurisdictions, (iv) the Indenture constitutes a valid and binding obligation, enforceable against the Trustee in accordance with its terms, (v) there has been no mutual mistake of fact or misunderstanding or fraud, duress or undue influence in connection with the negotiation, execution or delivery of the Indenture, and the conduct of the Trustee has complied with any requirements of good faith, fair dealing and conscionability, and (vi) there are and have been no agreements or understandings among the parties, written or oral, and there is and has been no usage of trade or course of prior dealing among the parties that would, in either case, define, supplement or qualify the terms of the Indenture. We also have assumed the validity and constitutionality of each relevant statute, rule, regulation and agency action covered by this opinion letter.

        This opinion letter is based as to matters of law solely on (i) the Maryland General Corporation Law, as amended, and (ii) New York contract law (but not including any statutes, ordinances, administrative decisions, rules or regulations of any political subdivision of the State of New York). We express no opinion herein as to any other laws, statutes, ordinances, rules or regulations. As used herein, the term "Maryland General Corporation Law, as amended," includes the statutory provisions contained therein, all applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.

        Based upon, subject to and limited by the foregoing, assuming due execution and delivery of the Notes, we are of the opinion that, following execution, authentication and delivery of the Notes in accordance with the Indenture and the Resolutions, the Notes will be binding obligations of the Company, enforceable in accordance with their terms.

        The opinion expressed above with respect to the enforceability of the Notes, (i) is subject to the exception that enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights (including, without limitation, the effect of statutory and other law regarding fraudulent conveyances, fraudulent transfer and preferential transfers), and (b) the exercise of judicial discretion and the application of principles of equity including, without limitation, requirements of good faith, fair dealing, conscionability and materiality (regardless of whether such agreement is considered in a proceeding in equity or at law) and (ii) shall be understood to mean only that if there is a default in performance of an obligation, (a) if a failure to pay or other damage can be shown and (b) if the defaulting party can be brought into a court which will hear the case and apply the governing law, then, subject to the availability of defenses, and to the exceptions set forth in the immediately preceding clause (i), the court will provide a money damage (or perhaps an injunctive or specific performance) remedy.

        This opinion letter has been prepared for your use in connection with the Registration Statement and speaks as of the date hereof. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.

*        *        *        *        *

        We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Current Report on Form 8-K filed by the Company on the date hereof and to the reference to this firm under the caption "Legal Matters" in the prospectus supplement dated June 11, 2002 constituting a part of the Registration Statement. In giving this consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ HOGAN & HARTSON L.L.P. HOGAN & HARTSON L.L.P.

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  Exhibit 5.1